Exhibit 99.4

News release…

Date: 20 April 2005
Ref: PR415Q

First quarter 2005 operations review

•	Production of most principal commodities was significantly above the comparative period of 2004.

•	Operations performed well in the first quarter, generally operating at, or near, capacity in order to take advantage of strong markets.

•	Record first quarter iron ore production at Hamersley Iron was 18 per cent above the weather affected first quarter of 2004. Production of both copper and gold from Grasberg was also significantly higher than the comparative period of 2004 when resources were focused on recovery from the 2003 material slippage.

•	New projects contributed to volume growth. Production of coking coal from Hail Creek was higher than the first and fourth quarters of 2004. Production from the new Comalco Alumina Refinery continued to grow following start up in the fourth quarter of 2004.

•	Strong markets continued to provide opportunities for disposal of non core assets. The sale of Rio Tinto’s interest in the Labrador Iron Ore Royalty Income Fund realised $130 million. The transaction has no effect on Rio Tinto’s 59 per cent interest in IOC.

•	Strong demand led to increased vessel queues at Australian ports, and some higher input costs.

All currency figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

IRON ORE

Rio Tinto share of production (000 tonnes)

	Q1 05	vs Q1 04	vs Q4 04
Hamersley	18,655	+18%	-8%
Robe River	6,572	+21%	+4%
IOC	2,014	+2%	-2%

The continuing strength of the global iron ore market was reflected in a benchmark price increase of 71.5 per cent, effective for the 2005 contract year.

Hamersley Iron
Midway through a significant expansion of its port and other production infrastructure, Hamersley reported record first quarter production and shipments. These totals were significantly above the corresponding quarter of 2004, when operations were adversely affected by tropical cyclone Monty. Due to scheduled maintenance at Tom Price, Brockman and Paraburdoo this quarter, production was below the fourth quarter of 2004. Shipments were marginally lower.

Robe River
Production from West Angelas was above the fourth quarter of 2004 and production from Pannawonica was below the fourth quarter of 2004 reflecting the timing of scheduled maintenance. Production and shipments from both were above the weather affected first quarter of last year. Cape Lambert shipped a record 5.3 million tonnes in March, including Yandi tonnages.

Iron Ore Company of Canada
Record first quarter pellet plant performance (plus eight per cent) lifted total production two per cent above the corresponding quarter of last year. This increase in production was reflected in a better overall sales mix, with a higher proportion of pellets relative to concentrate.

ENERGY

US thermal coal
Rio Tinto share of production (000 tonnes)

	Q1 05	vs Q1 04	vs Q4 04
Kennecott Energy	29,240	+7%	-6%

Production was seven per cent above the first quarter of 2004 due to the continuing growth in production at Jacobs Ranch and stronger demand for the higher energy coals of Spring Creek. Production from Antelope was 13 per cent above the first quarter of 2004, reflecting the introduction of new equipment. The fall in production relative to the last quarter of 2004 was primarily a result of the rail network, reflecting lower train set presentation by customers.

Australian coal
Rio Tinto share of production (000 tonnes)

	Q1 05	vs Q1 04	vs Q4 04
Rio Tinto Coal Australia
Hard coking coal	1,902	+58%	+37%
Other coal	7,993	+10%	-3%

Total production was above the previous quarter and the comparative quarter of 2004, while total sales also reflected the strong demand for both thermal and coking coal.

Shipments from Hail Creek and Blair Athol were affected by port congestion at Dalrymple Bay (DBCT), with the ship queue peaking in March at 54 vessels and a consequent impact on demurrage. At the end of March, the ship queue at Newcastle was 17 vessels reflecting the continued success of the capacity allocation system.

Production at Kestrel was significantly above both the first and last quarters of 2004, which were both affected by longwall changeovers.

Production from New South Wales operations was above the weather affected first quarter of 2004.

The Rio Tinto board approved an enhanced Hail Creek expansion project. The expanded capacity of the project will remain at eight million tonnes per annum, but the enhancement will allow further expansions in line with market demand and port and rail capacity. The revised capital expenditure for the increase in annual capacity from six million tonnes to eight million tonnes, which also reflects an increase due to cyclical material and labour cost pressures, is $223 million.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q1 05	vs Q1 04	vs Q4 04
Borates	122	-9%	-11%
Titanium dioxide feedstock	321	+12%	+1%

Demand in end use markets continued to be robust. Titanium dioxide feedstock production increased at QIT and RBM in line with market demand. QIT's Upgraded Slag (UGS) expansion from 250,000 tonnes per year to 325,000 tonnes started up in March slightly ahead of schedule. Production of borates was affected by unusually prolonged wet weather at the boron mine in California.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q1 05	vs Q1 04	vs Q4 04
Rio Tinto Aluminium
Bauxite	3,443	+14%	+3%
Alumina	710	+38%	+6%
Aluminium	208.3	-1%	-0%

Bauxite production increased following the commissioning of the NeWeipa project in the fourth quarter of 2004 to meet the requirements of the new Comalco Alumina Refinery (CAR).

First quarter production from CAR was 196,000 tonnes as the plant continued to ramp up. Production at QAL was above the fourth quarter of 2004, which was affected by a power interruption. Production at Eurallumina was slightly below the record levels achieved in the second half of 2004.

All aluminium smelters continued to produce at, or close to, capacity.

COPPER

Rio Tinto share of production (000 tonnes)

	Q1 05	vs Q1 04	vs Q4 04
Kennecott Utah Copper
Mined copper (000 tonnes)	62.1	-1%	-16%
Refined copper (000 tonnes)	57.2	-5%	-7%
Molybdenum (000 tonnes)	3.9	+141%	+37%
Mined gold (000 ozs)	119	+57%	+5%
Refined gold (000 ozs)	90	+11%	+32%

Escondida
Mined copper (000 tonnes)	84.9	+1%	-8%

Grasberg JV
Mined copper (000 tonnes)	25.7	+364%	+7%
Mined gold (000 ozs)	159	+2472%	+354%

Kennecott Utah Copper
Gold, molybdenum and silver grades were all higher than 2004 as previously foreshadowed, resulting in higher production. Production of copper in copper concentrate was lower than 2004 because of lower copper grades. Second quarter refined production will be adversely affected by a planned maintenance shutdown of the smelter, which may last up to three weeks.

Escondida
Mined copper production was below the fourth quarter of 2004 due to lower grades in line with mine sequencing. Mill throughput was affected by a maintenance shutdown and poor quality grinding media in February.

Grasberg
Following the recovery from the 2003 material slippage, production of copper and gold from the Grasberg mine was significantly above the first quarter of 2004. First quarter gold grades were well above the preceding quarters but copper grades were marginally below the fourth quarter of 2004. Rio Tinto’s share of production has been calculated using the adjusted joint venture allocation, known as the metal strip, which was described in the fourth quarter 2004 operations review.

Other copper operations
Mined production at Palabora was adversely affected by a scheduled two week shutdown of one of the mine winders. At Northparkes, higher copper grades and lower gold grades reflected the increased proportion of ore being mined from the new Lift 2 mine where production continues to ramp up.

DIAMONDS

Rio Tinto share of production (000 carats)

	Q1 05	vs Q1 04	vs Q4 04
Argyle	8,633	+139%	-4%
Diavik	1,049	+14%	+16%

Argyle
Production at Argyle continued at normal levels in the first quarter of 2005, substantially above the comparable quarter of 2004, when lower grade ore was processed as a result of tight mining conditions.

Diavik
Production at Diavik was above the fourth quarter of 2004, which was largely affected by reduced grade due to a focus on A154N production. Ore processed in the quarter was sourced evenly from the A154S and the lower grade A154N ore bodies.

EXPLORATION AND EVALUATION

Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first quarter was $30 million compared with $34 million in the first quarter of 2004.

Exploration drilling continued on copper targets in Peru, Turkey and Argentina. Diamond exploration continued in Canada, Botswana, India and Brazil. Iron ore exploration continued in the Hamersley Basin (Western Australia) and in west Africa. Exploration on coking coal opportunities continued in southern Africa, Australia and Canada.

Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea).

ASSET DISPOSALS

The sale of Rio Tinto’s holding in the Labrador Iron Ore Royalty Income Fund (LIORIF) for cash consideration of $130 million was completed in the first quarter of 2005. LIORIF has an equity interest of 15.1 per cent in, and receives royalties from, the Iron Ore Company of Canada (IOC). The transaction has no effect on Rio Tinto’s 59 per cent interest in IOC.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

			QUARTER		FULL YEAR	% CHANGE

		2004	2004	2005	2004	Q1 05	Q1 05
Principal Commodities		Q1	Q4	Q1		vs	vs
						Q4 04	Q1 04

Alumina	('000 t)	514	671	710	2,231	6%	38%
Aluminium	('000 t)	210.1	209.1	208.3	836.5	0%	-1%
Borates	('000 t)	134	137	122	565	-11%	-9%
Coal - hard coking coal	('000 t)	1,200	1,389	1,902	6,760	37%	58%
Coal - other Australian	('000 t)	7,287	8,255	7,993	32,943	-3%	10%
Coal - US	('000 t)	27,403	31,072	29,240	117,734	-6%	7%
Copper - mined	('000 t)	180.0	204.9	188.2	753.1	-8%	5%
Copper - refined	('000 t)	87.4	81.1	77.8	332.6	-4%	-11%
Diamonds	('000 cts)	4,534	9,946	9,734	25,202	-2%	115%
Gold - mined	('000 ozs)	381	428	462	1,552	8%	21%
Gold - refined	('000 ozs)	81	68	90	300	32%	11%
Iron ore	('000 t)	23,499	28,903	27,618	107,757	-4%	18%
Titanium dioxide feedstock	('000 t)	287	319	321	1,192	1%	12%

Other Metals & Minerals

Bauxite	('000 t)	3,008	3,333	3,443	12,828	3%	14%
Lead - mined	('000 t)	10.3	3.4	3.4	25.1	0%	-67%
Molybdenum	('000 t)	1.6	2.8	3.9	6.8	37%	141%
Salt	('000 t)	1,133	1,131	1,383	4,792	22%	22%
Silver - mined	('000 ozs)	3,766	4,031	4,020	14,830	0%	7%
Silver - refined	('000 ozs)	778	944	755	3,344	-20%	-3%
Talc	('000 t)	356	354	357	1,443	1%	0%
Uranium	(tonnes)	1,431	1,575	1,593	5,974	1%	11%
Zinc - mined	('000 t)	29.9	11.7	10.0	73.8	-14%	-67%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

First Quarter 2005 Operations Review	Page 7

RIO TINTO SHARE OF PRODUCTION

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

ALUMINA
Production ('000 tonnes)
Comalco Alumina Refinery (a)	100%	—	—	—	175	196	175
Eurallumina	56%	145	144	155	154	148	597
Queensland Alumina	39%	368	373	375	342	366	1,459

Rio Tinto total alumina production		514	517	530	671	710	2,231

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.3	18.2	18.9	18.4	18.2	73.8
Bell Bay	100%	41.8	40.8	38.2	41.2	42.8	162.0
Boyne Island	59%	80.5	79.7	82.0	79.1	79.5	321.2
Tiwai Point	79%	69.5	68.3	71.2	70.4	67.8	279.5

Rio Tinto total aluminium production		210.1	207.0	210.4	209.1	208.3	836.5

BAUXITE
Production ('000 tonnes)
Boké (b)	0%	121	58	—	—	—	179
Weipa	100%	2,887	3,273	3,157	3,333	3,443	12,649

Rio Tinto total bauxite production		3,008	3,331	3,157	3,333	3,443	12,828

BORATES
Borates ('000 tonnes B 2O3 content)
Rio Tinto total borate production	100%	134	141	153	137	122	565

COAL - HARD COKING
Rio Tinto Coal Australia (c) ('000 tonnes)
Hail Creek Coal (d)	82%	831	1,325	1,376	1,100	1,136	4,633
Kestrel Coal	80%	369	776	693	289	766	2,127

Rio Tinto total hard coking coal production		1,200	2,101	2,070	1,389	1,902	6,760

COAL - OTHER *
Rio Tinto Coal Australia (c) ('000 tonnes)
Bengalla	30%	325	462	526	295	433	1,609
Blair Athol Coal	71%	2,180	2,206	2,169	2,157	1,892	8,712
Hunter Valley Operations	76%	1,988	2,625	2,671	2,762	2,525	10,046
Kestrel Coal	80%	98	167	173	61	160	499
Mount Thorley Operations	61%	407	576	593	573	597	2,149
Tarong Coal	100%	1,678	1,787	1,888	1,651	1,784	7,004
Warkworth	42%	612	774	783	757	602	2,926

Total Australian other coal		7,287	8,597	8,803	8,255	7,993	32,943

Kennecott Energy ('000 tonnes)
Antelope	100%	5,919	6,628	7,152	7,229	6,687	26,928
Colowyo	(e)	1,467	1,415	1,494	1,412	1,315	5,788
Cordero Rojo	100%	8,589	8,263	9,023	9,358	9,170	35,233
Decker	50%	514	1,062	1,104	1,235	540	3,916
Jacobs Ranch	100%	8,649	8,705	8,833	8,792	9,032	34,979
Spring Creek	100%	2,265	2,789	2,791	3,046	2,497	10,892

Total US coal		27,403	28,861	30,398	31,072	29,240	117,734

Rio Tinto total other coal production		34,690	37,459	39,201	39,327	37,233	150,677

COPPER
Mine production ('000 tonnes)
Bingham Canyon	100%	62.5	64.0	63.3	73.9	62.1	263.7
Escondida	30%	83.8	99.1	87.5	91.8	84.9	362.1
Grasberg - FCX (f)	0%	5.5	—	—	—	—	5.5
Grasberg - Joint Venture (f)	40%	5.5	9.3	9.2	24.0	25.7	48.0
Neves Corvo (g)	0%	11.6	11.4	—	—	—	23.0
Northparkes	80%	5.8	4.7	6.0	7.4	8.6	24.0
Palabora	49%	5.2	4.9	8.7	7.9	6.9	26.8

Rio Tinto total mine production		180.0	193.4	174.7	204.9	188.2	753.1

Refined production ('000 tonnes)
Atlantic Copper (f)	0%	7.0	—	—	—	—	7.0
Escondida	30%	11.3	11.4	11.4	11.6	11.4	45.6
Kennecott Utah Copper	100%	60.3	61.7	63.1	61.6	57.2	246.7
Palabora	49%	8.8	8.5	8.0	8.0	9.2	33.2

Rio Tinto total refined production		87.4	81.6	82.5	81.1	77.8	332.6

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal and semi-soft coking coal.
See footnotes on page 10.

First Quarter 2005 Operations Review	Page 8

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

DIAMONDS
Production ('000 carats)
Argyle	100%	3,612	2,669	5,328	9,011	8,633	20,620
Diavik	60%	922	1,364	1,358	901	1,049	4,545
Murowa (h)	78%	—	—	2	34	52	36

Rio Tinto total diamond production		4,534	4,033	6,688	9,946	9,734	25,202

GOLD
Mine production ('000 ounces)
Barneys Canyon	100%	7	4	5	5	4	22
Bingham Canyon	100%	69	59	72	109	115	308
Cortez/Pipeline	40%	113	115	105	87	88	421
Escondida	30%	18	16	16	15	16	65
Grasberg - FCX (f)	0%	14	—	—	—	—	14
Grasberg - Joint Venture (f)	40%	6	19	22	35	159	83
Greens Creek	70%	16	16	15	14	15	61
Kelian	90%	69	73	64	90	31	295
Lihir (i)	14%	16	24	22	24	E 16	87
Morro do Ouro (j)	0%	25	23	24	23	0	96
Northparkes	80%	17	15	14	18	10	63
Rawhide	51%	7	7	6	6	6	25
Rio Tinto Zimbabwe (k)	0%	3	3	—	—	—	6
Others	—	2	2	1	1	2	7

Rio Tinto total mine production		381	376	367	428	462	1,552

Refined production ('000 ounces)
Kennecott Utah Copper	100%	81	77	74	68	90	300

IRON ORE
Production ('000 tonnes)
Channar	60%	1,404	1,516	1,623	1,312	1,524	5,855
Corumbá	100%	268	306	352	375	377	1,301
Eastern Range	(l)	3	645	1,050	1,272	1,295	2,970
Hamersley	100%	14,407	16,273	17,140	17,587	15,836	65,407
Iron Ore Company of Canada (m)	59%	1,969	2,199	315	2,058	2,014	6,541
Robe River	53%	5,447	7,110	6,828	6,299	6,572	25,684

Rio Tinto total mine production		23,499	28,048	27,307	28,903	27,618	107,757

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.3	3.9	3.4	3.4	3.4	13.9
Zinkgruvan (n)	0%	7.0	4.2	—	—	—	11.2

Rio Tinto total mine production		10.3	8.1	3.4	3.4	3.4	25.1

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	1.6	0.9	1.5	2.8	3.9	6.8

NICKEL
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress (k)	0%	971	648	—	—	—	1,619

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,133	1,257	1,271	1,131	1,383	4,792

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	730	785	947	1,121	1,140	3,584
Escondida	30%	411	482	404	427	434	1,724
Grasberg - FCX (f)	0%	79	—	—	—	—	79
Grasberg - Joint Venture (f)	40%	13	53	135	583	118	784
Greens Creek	70%	1,761	1,584	1,813	1,664	2,120	6,821
Zinkgruvan (n)	0%	426	225	—	—	—	651
Others	—	346	336	270	235	209	1,187

Rio Tinto total mine production		3,766	3,465	3,569	4,031	4,020	14,830

Refined production ('000 ounces)
Kennecott Utah Copper	100%	778	768	854	944	755	3,344

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 10. E = Estimated number.

First Quarter 2005 Operations Review	Page 9

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	356	361	371	354	357	1,443

TIN
Mine production (tonnes)
Neves Corvo (g)	0%	21	38	—	—	—	59

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	287	291	296	319	321	1,192

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	809	751	931	1,026	1,001	3,517
Rössing	69%	622	607	679	549	592	2,457

Rio Tinto total uranium production		1,431	1,357	1,610	1,575	1,593	5,974

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	10.7	11.0	10.7	11.7	10.0	44.1
Zinkgruvan (n)	0%	19.2	10.5	—	—	—	29.7

Rio Tinto total mine production		29.9	21.5	10.7	11.7	10.0	73.8

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. See footnotes below.

Production data notes

(a)	Comalco Alumina Refinery started production in the fourth quarter of 2004.

(b)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.

(c)	Rio Tinto Coal Australia manages all the operations below; including the mines which were previously reported separately under the Coal & Allied name.

(d)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.

(e)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

(f)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.

(h)	Ore mining and processing at Murowa commenced during the third quarter of 2004.

(i)	Rio Tinto's share of gold production includes an estimate of the production from the Lihir gold mine for the first quarter of 2005. The actual first quarter production, which may be different from the figure in this report, will be announced by Lihir Gold on 26 April 2005. The estimate in this report is based on the indicitave first quarter production as previously disclosed in the Lihir Gold Limited Fourth Quarter Mining and Exploration Report (published 27 January 2005).

(j)	Rio Tinto sold its interest in Morro do Ouro on the 31 December 2004. Production data are shown up to the date of sale.

(k)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

(l)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine, which commenced production in March 2004.
Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(m)	Rio Tinto sold its 19% of the Labrador Iron Ore Royalty Income Fund on 23 March 2005. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.

(n)	Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 March 2005.

First Quarter 2005 Operations Review	Page 10

RIO TINTO OPERATIONAL DATA
							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

ALUMINIUM
Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		2,887	3,273	3,157	3,333	3,443	12,649
Metal grade bauxite shipments ('000 tonnes)		2,981	2,861	3,213	3,242	3,466	12,298
Calcined bauxite production ('000 tonnes)		44	36	45	44	32	168
Boké mine (a)	0.0%
Guinea
Bauxite production ('000 tonnes)		2,812	2,961	—	—	—	5,773
Comalco Alumina Refinery (b)	100.0%
Queensland, Australia
Alumina production ('000 tonnes)		—	—	—	175	196	175
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		258	256	275	274	264	1,064
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		954	966	971	887	948	3,778
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		35.9	35.6	37.2	36.1	35.6	144.8
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		41.8	40.8	38.2	41.2	42.8	162.0
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		134.7	134.3	135.8	135.8	132.5	540.5
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		87.1	86.0	88.7	88.6	85.4	350.3

Rio Tinto Aluminium share

Share of primary aluminium sales ('000 tonnes)		203.5	218.5	208.5	210.2	196.7	840.7

(a) Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(b) Comalco Alumina Refinery started production in the fourth quarter of 2004.

BORATES
Rio Tinto Borax	100.0%
California, US and Argentina

Borates ('000 tonnes) (a)		134	141	153	137	122	565

(a) Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 11

RIO TINTO OPERATIONAL DATA
							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

COAL

Kennecott Energy and Coal Company

Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		5,919	6,628	7,152	7,229	6,687	26,928
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,467	1,415	1,494	1,412	1,315	5,788
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,589	8,263	9,023	9,358	9,170	35,233
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		1,028	2,123	2,209	2,471	1,080	7,831
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,649	8,705	8,833	8,792	9,032	34,979
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		2,265	2,789	2,791	3,046	2,497	10,892

Total coal production ('000 tonnes)		27,917	29,923	31,503	32,307	29,780	121,649

Total coal sales ('000 tonnes)		27,917	29,923	31,503	32,307	29,780	121,649

(a) Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 12

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

COAL (continued)
Rio Tinto Coal Australia (a)

Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,075	1,525	1,737	975	1,430	5,312
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production ('000 tonnes)		3,060	3,097	3,045	3,027	2,655	12,229
Hail Creek Coal mine (b)	82.0%
Queensland, Australia
Hard coking coal production ('000 tonnes)		903	1,441	1,496	1,264	1,386	5,104
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,255	2,738	2,838	3,340	2,765	11,172
Semi-soft coking coal production ('000 tonnes)		371	729	689	308	570	2,097
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		122	209	216	76	200	623
Hard coking coal production ('000 tonnes)		462	970	867	361	957	2,659
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		514	710	722	817	718	2,762
Semi-soft coking coal production ('000 tonnes)		158	240	258	129	268	785
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		1,678	1,787	1,888	1,651	1,784	7,004
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,217	1,394	1,381	1,560	1,380	5,552
Semi-soft coking coal production ('000 tonnes)		237	447	479	239	50	1,403

Total hard coking coal production ('000 tonnes)		1,365	2,410	2,363	1,625	2,343	7,763

Total hard coking coal sales ('000 tonnes)		1,299	1,605	2,226	1,734	1,973	6,864

Total other coal production ('000 tonnes) (c)		10,686	12,877	13,254	12,122	11,821	48,939

Total other coal sales ('000 tonnes) (d) (e)		11,260	12,744	13,249	11,526	12,409	48,780

Total coal production ('000 tonnes)		12,051	15,287	15,616	13,748	14,164	56,702

Total coal sales ('000 tonnes)		12,560	14,349	15,475	13,260	14,382	55,644

Rio Tinto Coal Australia share

Share of hard coking coal sales ('000 tonnes)		1,146	1,412	1,948	1,481	1,608	5,987

Share of other coal sales ('000 tonnes) (d) (e)		7,582	8,572	8,882	7,767	8,306	32,804

(a)	Rio Tinto Coal Australia manages all the operations below; the mines in New South Wales were previously reported separately under the Coal & Allied name.
(b)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.
(c)	Other coal production includes thermal coal and semi-soft coking coal.
(d)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).
(e)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 13

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		19,619	21,197	20,637	20,925	19,913	82,378
Average copper grade (%)		1.48	1.61	1.47	1.47	1.41	1.51
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		239.6	284.2	256.8	265.1	241.1	1,045.6
Contained gold ('000 ounces)		58	55	53	51	55	217
Contained silver ('000 ounces)		1,370	1,606	1,347	1,424	1,446	5,747

Oxide ore treated ('000 tonnes)		3,179	4,186	3,996	4,282	4,236	15,643
Average copper grade (%)		1.25	1.10	0.87	0.96	0.99	1.03
Contained copper in leachate/mined material ('000 tonnes)		40	46	35	41	42	162

Refined production:
Oxide plant production ('000 tonnes)		37.7	37.9	38.0	38.5	37.9	152.1

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0%	(40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		13,817	14,946	17,845	21,142	17,946	67,750
Average mill head grades:
Copper (%)		0.50	0.82	0.83	1.17	1.14	0.87
Gold (g/t)		0.41	0.95	0.79	1.20	1.62	0.88
Silver (g/t)		3.09	4.01	3.74	4.32	5.26	3.85
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		55.9	107.7	129.7	223.1	183.5	516.4
Gold in concentrates ('000 ounces)		135	395	370	684	788	1,584
Silver in concentrates ('000 ounces)		740	1,143	1,199	1,956	1,805	5,037

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		53.0	101.7	127.9	213.1	173.0	495.6
Gold in concentrates ('000 ounces)		130	370	372	652	743	1,524
Silver in concentrates ('000 ounces)		563	862	943	1,490	1,358	3,857
(a) See note (f) on page 10 concerning Rio Tinto's previous direct interest in Freeport-McMoRan Copper & Gold and its continuing 40% interest in the expansion of Grasberg.
(b) Net of smelter deductions.

Atlantic Copper smelter	0.0%
Spain
Concentrates and scrap smelted ('000 tonnes)		187.1	—	—	—	—	187.1
Copper anodes produced ('000 tonnes) (c)		57.5	—	—	—	—	57.5
Copper cathodes produced ('000 tonnes)		58.4	—	—	—	—	58.4
Copper cathode sales ('000 tonnes) (d)		50.8	—	—	—	—	50.8
(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		2,119	2,134	2,057	2,141	826	8,451
Average ore grades:
Gold (g/t)		1.57	1.84	1.56	2.15	1.68	1.78
Silver (g/t)		3.94	4.12	3.90	4.61	2.29	4.15
Production:
Gold ('000 ounces)		76	81	71	100	34	328
Silver ('000 ounces)		64	52	93	86	27	295
Sales:
Gold ('000 ounces)		113	70	76	19	90	278
Silver ('000 ounces)		148	—	—	—	—	148

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 14

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

COPPER & GOLD (continued)
Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		781	760	794	759	823	3,093
Leached ('000 tonnes)		9,246	7,110	9,673	8,619	8,021	34,649
Sold for roasting ('000 tonnes)		96	111	107	109	42	423
Average ore grade: gold
Milled (g/t)		6.14	6.43	5.31	3.82	4.78	5.43
Leached (g/t)		0.77	0.73	0.70	0.66	0.67	0.71
Sold for roasting (g/t)		5.90	6.21	6.90	7.95	7.26	6.76
Gold produced ('000 ounces)		283	288	264	217	220	1,051

Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		182	177	182	189	168	731
Average ore grades:
Gold (g/t)		5.86	6.21	5.43	4.95	5.46	5.60
Silver (g/t)		572	560	619	533	735	571
Zinc (%)		10.7	11.9	11.1	10.9	10.8	11.1
Lead (%)		3.9	4.6	3.9	3.9	4.3	4.1
Metals produced in concentrates:
Gold ('000 ounces)		23	23	21	20	21	86
Silver ('000 ounces)		2,506	2,254	2,580	2,368	3,016	9,707
Zinc ('000 tonnes)		15.3	15.6	15.3	16.6	14.2	62.7
Lead ('000 tonnes)		4.6	5.6	4.8	4.8	4.8	19.8

Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold ('000 ounces)		13	13	11	12	11	50
Silver ('000 ounces)		108	122	111	121	103	462

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 15

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		7	4	5	5	4	22
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		10,497	11,054	11,943	12,219	11,664	45,712
Average ore grade:
Copper (%)		0.64	0.62	0.58	0.67	0.60	0.63
Gold (g/t)		0.28	0.23	0.26	0.38	0.42	0.29
Silver (g/t)		2.74	2.81	2.95	3.60	3.75	3.04
Molybdenum (%)		0.027	0.019	0.028	0.055	0.063	0.033
Copper concentrates produced ('000 tonnes)		262	277	276	291	243	1,106
Average concentrate grade (% Cu)		23.9	23.1	22.8	25.3	25.5	23.8
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		62.5	64.0	63.3	73.9	62.1	263.7
Gold ('000 ounces)		69	59	72	109	115	308
Silver ('000 ounces)		730	785	947	1,121	1,140	3,584
Molybdenum concentrates produced ('000 tonnes):		3.0	1.8	2.8	5.3	7.1	12.9
Molybdenum in concentrates ('000 tonnes)		1.6	0.9	1.5	2.8	3.9	6.8
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		279	301	288	229	217	1,098
Copper anodes produced ('000 tonnes) (c)		54.4	64.3	66.1	54.8	50.4	239.6
Production of refined metal:
Copper ('000 tonnes)		60.3	61.7	63.1	61.6	57.2	246.7
Gold ('000 ounces) (d)		81	77	74	68	90	300
Silver ('000 ounces) (d)		778	768	854	944	755	3,344
(b) Includes a small amount of copper in precipitates.
(c) New metal excluding recycled material.
(d) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,275	1,157	1,270	1,306	1,300	5,008
Average ore grades:
Copper (%)		0.78	0.71	0.75	0.93	1.06	0.79
Gold (g/t)		0.73	0.68	0.66	0.59	0.46	0.66

Copper concentrates produced ('000 tonnes)		19.3	16.6	21.7	25.5	30.2	83.0

Contained copper in concentrates:
Saleable production ('000 tonnes)		7.3	5.9	7.5	9.3	10.7	30.0
Sales ('000 tonnes) (a)		2.8	7.2	3.1	6.9	9.4	20.0

Contained gold in concentrates:
Saleable production ('000 ounces)		21.0	18.7	17.2	22.5	12.5	79.4
Sales ('000 ounces) (a)		8.7	21.7	11.4	18.1	15.5	59.9
(a) Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 16

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

COPPER & GOLD (continued)

Palabora	49.2%
Palabora mine
South Africa
Ore treated ('000 tonnes)		2,101	1,897	2,345	2,314	2,156	8,657
Average ore grade: copper (%)		0.76	0.74	0.75	0.73	0.72	0.74
Copper concentrates produced ('000 tonnes)		35.9	35.4	64.2	52.2	48.0	187.7
Average concentrate grade: copper (%)		29.7	28.3	27.7	30.6	29.3	29.0
Copper in concentrates ('000 tonnes)		10.7	10.0	17.8	16.0	14.1	54.4
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		59.4	68.0	59.0	67.0	75.2	253.4
New copper anodes produced ('000 tonnes)		15.8	19.7	14.4	17.3	20.0	67.2
Refined new copper produced ('000 tonnes)		17.9	17.2	16.2	16.2	18.7	67.5
By-products:
Magnetite concentrate ('000 tonnes)		105	160	144	165	201	574
Refined nickel sulphate (tonnes)		53	37	36	41	34	167
Vermiculite plant
Vermiculite produced ('000 tonnes)		38.4	51.5	52.7	50.8	48.1	193.4

Rio Tinto Brasil Limitada
Morro do Ouro mine (a)	0.0%
Minas Gerais, Brazil
Ore treated ('000 tonnes)		4,499	4,271	4,409	4,163	—	17,342
Average ore grade: gold (g/t)		0.45	0.46	0.44	0.46	—	0.45
Refined gold produced ('000 ounces)		50	45	48	46	—	188
(a) Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.

Rio Tinto Zimbabwe (a)
Renco mine	0.0%
Zimbabwe
Ore treated ('000 tonnes)		61	85	—	—	—	146
Average ore grade: gold (g/t)		3.13	3.43	—	—	—	3.30
Total gold produced ('000 ounces)		5	6	—	—	—	11
(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

Somincor (a)
Neves Corvo mine	0.0%
Portugal
Total ore treated ('000 tonnes) (b)		448	430	—	—	—	878
of which, treated to extract tin ('000 tonnes)		5	8	—	—	—	13
Average ore grades:
Copper (%)		6.02	6.07	—	—	—	6.04
Tin (%)		2.15	1.80	—	—	—	1.93
Copper production:
Copper concentrates produced ('000 tonnes)		100.1	98.3	—	—	—	198.3
Copper concentrate grade: copper (%)		23.7	23.6	—	—	—	23.7
Copper in concentrates produced ('000 tonnes)		23.7	23.2	—	—	—	46.9
Tin production:
Tin concentrates produced ('000 tonnes)		0.1	0.1	—	—	—	0.2
Tin concentrate grade: tin (%)		63.9	67.1	—	—	—	65.9
Tin in concentrates produced ('000 tonnes)		0.0	0.1	—	—	—	0.1
(a) Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(b) Total ore treated for both copper and tin production.

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 17

RIO TINTO OPERATIONAL DATA
							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,066	2,424	2,468	2,618	2,342	9,576
AK1 diamonds produced ('000 carats)		3,612	2,669	5,328	9,011	8,633	20,620

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		394	541	560	455	493	1,950
Diamonds recovered ('000 carats)		1,537	2,273	2,263	1,502	1,749	7,575

Murowa Diamonds (a)	77.8%
Zimbabwe
Ore processed ('000 tonnes)		—	—	4	27	29	30
Diamonds recovered ('000 carats)		—	—	3	44	67	47
(a) Ore mining and processing commenced during the third quarter of 2004.

IRON ORE

Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Yandicoogina and Brockman	100.0%	14,407	16,273	17,140	17,587	15,836	65,407
Channar	60.0%	2,341	2,526	2,705	2,187	2,540	9,759
Eastern Range	(a)	3	645	1,050	1,272	1,295	2,970

Total production ('000 tonnes)		16,751	19,443	20,895	21,046	19,671	78,135

Total sales ('000 tonnes) (b)		17,664	18,112	19,822	20,913	20,024	76,512

(a) Rio Tinto owns 54% of the Eastern Range mine which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		462	608	0	155	307	1,225
Pellets ('000 tonnes)		2,892	3,137	536	3,349	3,122	9,914
Sales:
Concentrate ('000 tonnes)		431	537	238	432	204	1,638
Pellets ('000 tonnes)		2,072	3,408	1,844	2,517	2,344	9,841

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes) (a)		268	306	352	375	377	1,301
(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		6,281	8,437	7,643	7,610	7,333	29,970
Sales ('000 tonnes)		7,325	7,014	7,602	9,260	7,939	31,202
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		3,997	4,978	5,240	4,276	5,067	18,490
Sales ('000 tonnes)		4,742	3,937	5,784	4,764	4,932	19,226

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 18

Back to Contents

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2004	2004	2004	2004	2005	2004

NICKEL

Rio Tinto Zimbabwe (a)
Empress Nickel refinery	0.0%
Zimbabwe
Production (tonnes)		1,733	1,156	—	—	—	2,889

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

SALT

Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		1,745	1,936	1,957	1,742	2,130	7,380

TALC

The Luzenac Group	99.9%
Australia, Europe, and North America
Talc production ('000 tonnes)		356	361	371	355	357	1,444

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		287	291	296	319	321	1,192

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,183	1,098	1,362	1,500	1,464	5,143

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		907	885	990	801	863	3,582

ZINC

Zinkgruvan Mining AB	0.0%
Sweden
Ore treated ('000 tonnes)		196	139	—	—	—	335
Average ore grades:
Zinc (%)		10.6	8.1	—	—	—	9.6
Lead (%)		4.2	3.6	—	—	—	3.9
Silver (g/t)		95	77	—	—	—	86
Production of zinc concentrate ('000 tonnes)		34.8	18.7	—	—	—	53.5
Production of lead concentrate ('000 tonnes)		9.9	5.9	—	—	—	15.8

Production of metal in concentrates:
Zinc ('000 tonnes)		19.2	10.5	—	—	—	29.7
Lead ('000 tonnes)		7.0	4.2	—	—	—	11.2
Silver ('000 ounces)		426	225	—	—	—	651

(a) Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Rio Tinto percentage interest shown above is at 31 March 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

First Quarter 2005 Operations Review	Page 19

INDEX TO OPERATIONAL DATA

		Page

Aluminium

Anglesey Aluminium smelter	UK	11
Bell Bay smelter	Australia	11
Boké	Guinea	11
Boyne Island smelter	Australia	11
Comalco Alumina Refinery	Australia	11
Eurallumina	Italy	11
Queensland Alumina	Australia	11
Tiwai Point smelter	New Zealand	11
Weipa	Australia	11

Borates

Boron	US	11
Tincalayu	Argentina	11

Coal

Kennecott Energy & Coal:	US	12
-Antelope	US	12
-Colowyo	US	12
-Cordero Rojo	US	12
-Decker	US	12
-Jacobs Ranch	US	12
-Spring Creek	US	12
Rio Tinto Coal Australia:	Australia	13
-Bengalla	Australia	13
-Blair Athol	Australia	13
-Hail Creek	Australia	13
-Hunter Valley Operations	Australia	13
-Kestrel	Australia	13
-Mount Thorley Operations	Australia	13
-Tarong	Australia	13
-Warkworth	Australia	13

Copper

Escondida	Chile	14
Freeport Copper & Gold:	US	14
-Grasberg	Indonesia	14
-Atlantic Copper smelter	Spain	14
Kennecott Utah Copper:	US	16
-Bingham Canyon	US	16
-Kennecott smelter and refinery	US	16
Neves Corvo	Portugal	17
Northparkes	Australia	16
Palabora mine and smelter	South Africa	17

Diamonds

Argyle Diamonds	Australia	18
Diavik Diamonds	Canada	18
Murowa	Zimbabwe	19

Gold

Escondida	Chile	14
Freeport Copper & Gold:	US	14
-Grasberg	Indonesia	14
Kennecott Utah Copper:	US	16
-Barneys Canyon	US	16
-Bingham Canyon	US	16
Kelian	Indonesia	14
Kennecott Minerals:	US	15
-Cortez/Pipeline	US	15
-Greens Creek	US	15
-Rawhide	US	15
		Page

Gold (continued)

Morro do Ouro	Brazil	17
Northparkes	Australia	16
Rio Tinto Zimbabwe:		17
-Renco	Zimbabwe	17

Iron Ore

Corumbá	Brazil	18
Hamersley:	Australia	18
-Brockman	Australia	18
-Channar	Australia	18
-Eastern Range	Australia	18
-Marandoo	Australia	18
-Mt Tom Price	Australia	18
-Paraburdoo	Australia	18
-Yandicoogina	Australia	18
Iron Ore Company of Canada	Canada	18
Robe River	Australia	18

Lead/Zinc

Kennecott Minerals:	US	15
-Greens Creek	US	15
Zinkgruvan	Sweden	19

Molybdenum

Bingham Canyon	US	16

Nickel

Empress refinery	Zimbabwe	19

Salt

Dampier Salt	Australia	19

Silver

Bingham Canyon	US	16
Escondida	Chile	14
Grasberg	Indonesia	14
Greens Creek	US	15
Zinkgruvan	Sweden	19

Talc

Luzenac	Australia/Europe/
	US/Canada	19

Tin

Neves Corvo	Portugal	17

Titanium dioxide feedstock

QIT mine and smelter	Canada	19
Richards Bay Minerals mine and
smelter	South Africa	19

Uranium

Energy Resources of Australia	Australia	19
-Ranger	Australia	19
Rössing	Namibia	19

First Quarter 2005 Operations Review	20